EXHIBIT 99.2

                              CITIZENS BANCO, INC.

                            NOTICE OF SPECIAL MEETING
                                 OF SHAREHOLDERS

         A Special Meeting of shareholders of Citizens Banco, Inc. (the "Company") will be held at 1:00 p.m., Colorado time, on , 1998, at the Company's offices at 3300 West 72nd Avenue, Westminster, Colorado, for the following purposes:

         1. For the holders of Class A Company Stock, $1.00 par value, of the Company (the "Company Class A Common Stock"), to consider and vote upon a proposal to approve, ratify and adopt the exchange of certain rights (the "Class B Rights") of the former holders of the Company's Four Year Mandatory Convertible Debentures Due 1993, convertible into shares of Company Class B Common Stock, no par value (the "Company Class B Common Stock"), for shares of Company Class B Common Stock (the "Class B Exchange"), as more fully described in the accompanying Proxy Statement/Prospectus;

         2. For the holders of Company Class A Common Stock, voting as a separate class from the holders of Company Class B Common Stock, to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization dated as of August 12, 1998 among the Company, its wholly-owned subsidiary Citizens Bank (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a wholly-owned subsidiary of Zions, and Vectra Bank Colorado, National Association ("Vectra Bank"), Val Cor's wholly-owned subsidiary, an Agreement of Merger between the Company and Val Cor and an Agreement of Merger between Vectra Bank and the Bank (collectively, the "Plan of Reorganization"), and the transactions contemplated thereby. The Plan of Reorganization provides for the merger of the Company into Val Cor, with Val Cor being the surviving corporation, and for the merger of the Bank into Vectra Bank, with Vectra Bank being the surviving national banking association, as more fully described in the accompanying Proxy Statement/Prospectus; and

         3. To transact such other business as may properly come before the Special Meeting.

         The Board of Directors has set _______________, 1998, as the record date for determining holders of Company Class A Common Stock entitled to notice of and to vote at the Special Meeting.

         Holders of Company Class A Common Stock are entitled to assert dissenters' rights with respect to the Plan of Reorganization and to receive the fair value of their shares in cash if they comply with certain provisions under Colorado law. A copy of the applicable statute is attached to the Proxy Statement/Prospectus. Shareholders desiring to exercise dissenters' rights must comply strictly with the statutory provisions.


                                        By order of the Board of Directors,



                                        --------------------------------------
                                        Donald K. Hogoboom
                                        Chairman and President

Dated:                , 1998


    Please mark, sign and return the enclosed proxy in the envelope provided.